CHINA DIRECT INDUSTRIES, INC.
431 FAIRWAY DRIVE
Suite 200
Deerfield Beach, Florida 33441

telephone (954) 363-7333
telecopier (954) 363-7320
June 21, 2011

'CORRESP'

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549

Attention:	H. Roger Schwall, Assistant Director
Jenifer Gallagher
Karl Hiller, Branch Chief
Paker Morrill
Laura Nicholson

Re:	China Direct Industries, Inc.
Form 10-K and 10-K/A for the fiscal year ended September 30, 2010
Form 10-Q for the quarterly period ended December 31, 2010 and March 31, 2011
Response letter dated April 15, 2011
File No. 001-33694

Ladies and Gentlemen:

China Direct Industries, Inc. (the “Company”) is in receipt of the staff’s comment letter dated May 23, 2011. Following are the Company’s responses to the staff’s comments contained in such letter.

Form l0-K for the Fiscal Year Ended September 30, 2010

General

1.	We understand that you would prefer to limit compliance with our prior comments to future filings and are considering your request.

RESPONSE:  The Company awaits the staff’s further response on this comment.

Financial Statements

Note 10 - Property Use Rights. Page F-22

2.
We have read your response to prior comment 6 explaining that you conc1uded that none of the assets related to CDI Jixiang Metal are impaired, inc1uding the mining rights which expired in October 2009. You state that you did not begin the process of obtaining a renewal until 2010 and attribute delays to changes in governmental procedures. You also state that you have received no indication that the mining rights would not be renewed. However, you have not described any information that would support your expectation that mining rights which expired over one-and-a-half years ago would be renewed.

An expectation of renewal that is based on past experience and in advance of expiration may in some circumstances appropriately be factored into the selection of an amortization period for the related costs which have been capitalized. However, we expect you would need a more substantive position to support costs which remain capitalized for rights that have expired. Tell us the period over which you have been amortizing such costs from the date of acquisition forward and provide details of your rationale for the period selected.

If you believe you are able to justify your view on the prospects for renewal, please submit an analysis including details of all instances where you held similar rights, along with a complete history of your efforts to obtain renewals, including both successes and failures. If you have received positive confirmation of the governments intent to renew your mineral rights this should be described in the context of the procedural changes mentioned in your reply.

In addition to the foregoing, we ask that you submit a listing of all intangible rights that you own, showing the related costs capitalized, reconciled to the amounts reported in your financial statements, also indicating the amortization periods utilized and dates of acquisition, all renewals, and expiration.

RESPONSE:

a. The Company believes that the zinc mining permit held by CDI Jixiang Metal will receive the required county and provincial levels of government approval of its application for renewal.  This expectation is based on the submission of an application for renewal and conversations with government regulators regarding the status of its application as noted below:

Generally, a zinc mining permit requires the approval of the Ministry of Land Resources of Yongshun County (the “County Government Agency”) and the Ministry of Land Resources of Hunan Province (the “Provincial Government Agency”). In July 2009 CDI Jixiang Metal submitted an application to the County Government Agency to extend the term of the mining license for a period of five years. This application was approved by the County Government Agency and was forward to the Provincial Government Agency with a recommendation from the County Government Agency that the application be approved.

During the review of the application by the Provincial Government Agency a discrepancy in the requested depth of the mine was noted as the depth requested by CDI Jixiang Metal depth was greater than the depth specified in the original permit.  In December 2010, CDI Jixiang Metal acknowledged the discrepancy and requested that the application be considered using the previously approved mining depth.

In addition, during the Provincial Government Agency review, it was determined that CDI Jixiang’s application required submission of  reports on mining reserves, mining development and utilization program, environmental geological assessment, and land reclamation plan. These reports were then submitted to the Provincial Government Agency and are awaiting approval by government appointed experts. The Provincial Government Agency has advised CDI Jixiang Metal that a new mining permit will be issued once the reports are approved.   Based on conversations with representatives of the Provincial Government Agency, the renewal permit is expected to approved in the next several months.

The Company has not commenced amortization of the acquisition costs for the mining rights as it has not commenced operations.

The Company has no other mining rights and consequently does not have any history, positive or negative, regarding renewals of mining rights.

b. Attached as Annex A to this letter is a list of all intangible rights owned by the Company and its subsidiaries show the information requested by the staff.

Note 19 - Commitments and Contingencies. page F-35

3.
We understand from your response to prior comment 10 that the $7.4 million charge reported in your 2009 transition period represents an impairment of the entire carrying value of your investment in Pan Asia Magnesium. However, we understand from your disclosure under this heading and on page F-32 that you intend to sell this subsidiary; and we see your disclosure on page F-11 describing this charge as a potential loss, indicating there is a lot of uncertainty and that further' adjustments may be necessary and material.

Please submit the analysis that you performed to document compliance with FASB ASC 450-20-55-10 through 16 in computing the accrual; or revise your accounting and disclosure as necessary to conform. In either case, we expect that you will need to replace the term potential with one the clearly conveys the degree of probability you have assigned to the outcome.

In addition, given your note on page F-36 stating that "there is no assurance we will be able to complete a sale of our interest in Pan Asia Magnesium ...," also considering the disputes over your interests in the subsidiary, it is unclear how your presentation of amounts pertaining to the subsidiary as discontinued operations is consistent with the guidance in FASB ASC 360-10-45-9 and 15. Tell us how you have satisfied each of the criteria listed therein. If you are unable to show compliance you will need to modify your presentation to conform.

RESPONSE:

a. With regard to the staff’s comment regarding the Company’s disclosure on page F-11 describing the $7.4 million charge as a potential loss, the Company proposes to revise its disclosure to describe this charge as an impairment charge.  In addition, the Company will delete the terms reserve for a loss and potential loss as the Company agrees with the staff’s concern that use of these terms are inconsistent with the Company’s determination in September 2009 that a loss in its Pan Asia Magnesium investment was probable which lead to the charge.  Below is the proposed revised disclosure that the Company will include in future reports to the extent applicable:

As more fully discussed in Note 19 – Commitments and Contingencies, we are currently involved in litigation with Shanxi Jinyang Coal and Coke Group Co., Ltd. (“Shanxi Jinyang”) and Ms. Runlian Tian, the noncontrolling shareholders of our subsidiary Pan Asia Magnesium and its Chairman of the Board of Directors, Haixin Zhao. We recorded $7,362,039 as an impairment charge against our investment in Pan Asia Magnesium when we discontinued this operation on September 29, 2009 as a result of this dispute and determined that such amount was both probable and reasonably estimable at the balance sheet date.  Because of the uncertainties related to both the amount and range of loss related to our investment in Pan Asia Magnesium, our current loss estimate may require revision. As additional information becomes available, we will assess our loss estimate in our investment in Pan Asia Magnesium and will adjust our estimate as necessary. Such revision in our estimate of our loss in our investment in Pan Asia Magnesium could materially impact our results of operations and financial position.

b. With regard to the staff’s comment regarding the Company’s treatment of its investment in Pan Asia Magnesium as discontinued operations in accordance with the guidance in FASB ASC 360-10-45-9 and 15, the Company believes such accounting treatment is appropriate.  The following reflects how the Company has satisfied the criteria in FASB ASC 360-10-45-9:

i.
On September 29, 2009, the Company’s board of directors approved a plan to sell its interest in Pan Asia Magnesium and present it as a discontinued operation beginning with the fiscal year ended September 30, 2009.

ii.
The Company’s ownership interest in Pan Asia Magnesium was and remains available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets.  The Company has no plans to retain any rights in its ownership interest or the physical operations conducted by Pan Asia Magnesium as illustrated in examples 5 through 7 (FASB ASC paragraphs 360-10-55-37 through 55-41).

iii.	The Company has been actively attempting to sell its interest in Pan Asia Magnesium and to locate a buyer.

iv.
While the Company’s sale of the Pan Asia Magnesium interest was considered probable by management when it elected to discontinue its operations, no sale was completed by September 28, 2010.  The Company did, however, meet the criteria of FASB ASC paragraph 360-10-45-11(c) for continued treatment as a discontinued operation as follows:

1.
During the one-year period after the Company’s September 29, 2009 decision to treat Pan Asia Magnesium as a discontinued operation, a number of factors beyond the Company’s control arose that prevented the Company from completing the sale of its interest in Pan Asia Magnesium.  These factors that were previously considered unlikely included a lack of demand for magnesium products needed to absorb excess manufacturing capacity and increasing input costs that diminished operating margins that lead to greater availability of operators seeking to exit the business.

2.
Despite the deterioration in market conditions for the sale of magnesium production facilities during the one-year period after September 29, 2009, the Company continued efforts to attract potential buyers by reducing the price it sought to sell the interest as it did not receive any reasonable offers to purchase the interest during the one year period after September 29, 2009.

3.	The Company actively marketed its interest in Pan Asia Magnesium at a price that it believed was reasonable given the changes in the market.

4.	The criteria outlined in example 11 of FASB ASC paragraph 360-10-55-48 continued to be met as discussed above.

v.
The Pan Asia Magnesium Interest has been actively marketed for sale at a price that is reasonable in relation to its current fair value and has resulted in active negotiations resulting in the establishment of a framework for an agreement that is currently in its final stages that the Company believes will result in a binding contract.

vi.	Actions required to complete the sale of the Pan Asia Magnesium Interest indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

c. The Company does not believe that FASB ASC 360-10-45-9 is applicable to its accounting treatment for its investment in Pan Asia Magnesium as the Company has no plans to abandon its interest in this company.  Rather, the Company continues to seek a buyer for this interest and, as previously disclosed, is “in the final stages of entering into a contract to sell our [its] interest in …” Since the Company’s efforts to sell its interest in Pan Asia Magnesium have not resulted in a definitive binding contract at this time, it believes that disclosure on page F-36 of its Form 10-K addressing the risk associated with this fact, regardless of the likelihood of whether a transaction will be completed, is appropriate.

Amendment No. 1 to Form l0-K for the Fiscal Year Ended September 30, 2010

Executive Compensation, page 5

4.
We note your disc1osure in note 4 to your summary compensation table regarding the base salary payable to Yuwei Huang. Please revise your disclosure to reconcile such disclosure with the base salary earned by Mr. Huang in 2009 and 2010 as reported in your summary compensation table.

RESPONSE:

The amount of $289,000 included in the summary compensation table was correct.  The disclosure in footnote 4, however, was incomplete and the text below in the brackets should have been included for greater clarity:

Mr. Huang has served as Executive Vice President – Magnesium since February 2009 and as Chief Executive Officer of our subsidiary Chang Magnesium since June 2006.  In fiscal 2010 Mr. Huang’s base salary from Excel Rise was $240,000 per year which is accrued at the rate of $20,000 per month and from IMTC it was $7,000 per month [which was accrued for seven months]. In fiscal 2009 Mr. Huang’s base salary from Excel Rise was accrued at the rate of $20,000 per month [for a period of six months]. In addition, in fiscal 2009 Mr. Huang was awarded a bonus from Excel Rise in the amount of $480,000. The amount of salary paid to Huang in fiscal 2010 and fiscal 2009 was $19,121 and $55,838, respectively.  The balance of Mr. Huang’s base salary and bonus have been accrued.

Certain Relationships and Related Transactions, and Director Independence. page 12

5.           We note your disclosure at page 13 regarding the restricted cash used by Mr. Chen as collateral for his personal purposes and the related loan from Beijing Mingshang Investment Guarantee Co, With a view toward disc1osure, please clarify the nature of these transactions. For example, please explain why you obtained the loan.

RESPONSE:

As previously disclosed in our Form 10-K, as of September 30, 2010 our current restricted cash was $5,091,023. $4,478,882 of the total restricted cash was principally comprised of the cash proceeds of a $4,478,882 loan to CDI Beijing from Beijing Mingshang Investment Guarantee Co., Ltd. (the “Beijing Mingshang Loan”). The proceeds from this loan were pledged  as collateral for a loan from Fushun Bank of Northern China (the “Fushun Bank Loan”) to an unrelated third-party strategic business partner of Chi Chen, the General Manager of CDI Beijing and an owner of a 49% noncontrolling interest in that company.  The Fushun Bank Loan was used for working capital for this business which CDI Beijing had no interest in. Subsequently, Mr. Chen pledged his own personal assets as collateral for the Beijing Mingshang Loan. As a result, the removal of the restrictions on this cash and the repayment of this loan was completed within the second quarter of fiscal 2011.

While the Company believes that its current disclosure adequately explains the nature of the Beijing Mingshang Loan, the Company will supplement its disclosure in future reports to the extent applicable to include the additional information discussed above.

Form 10-Q for Quarterly Period Ended December 31, 2010

Financial Statements

Note 11 - Capital Stock. page 15

6.
We have read your response to prior comment 11 and are unable to concur with your conclusion of materiality based on the information you have provided. In this regard, your quantitative analysis of materiality appears to only consider the impact of the errors in your accounting for the transition period ended September 30, 2009. In addition, we do not see how the amounts mentioned in your reply reflect the errors in accounting for both the preferred stock and the warrants.

Please submit the analysis that you performed in determining that these errors were not material to any of your quarterly information, if that is your view. For each prior interim period please quantify the adjustments that you would need to make to your financial statements to show the correct accounting from January 1, 2009 forward. Please inc1ude all details necessary to show and explain your computations of the adjustments that would be necessary for each period.

RESPONSE:

Based on the factors and analysis contained in the Company’s April 15, 2011 response to prior comment 11 and the additional factors noted below, we believe that the approximately $0.7 million adjustment included in our December 31, 2010 financial statements to correct errors in accounting for deemed dividends related to our preferred stock and warrants that should have been recorded in during the quarterly period ended June 30, 2009 were not material when reported. We note, however, that had we accounted for the deemed dividends during the quarter ended June 30, 2009, the amounts recorded would have been significant for that quarter. The Company’s net loss attributable to common stockholders at June 30, 2009 was $(2,907,927). Had the Company recorded the deemed dividends during that quarter, the net loss attributable to common stockholders would have increased by $674,681 resulting in a revised net loss of $(3,582,608), a 23% increase. As of the nine month transition period ended September 30, 2009, however, the deemed dividend would have been $633,683 which would have increased net loss attributable to common stockholders from $(27,939,920) to $(28,573,603), a 2.3% increase.

With regard to the periods used by the Company to analyze the materiality of the impact of the errors, the Company’s response to prior comment 11 noted that deemed dividends of $0.7 million is 5.6% of the Company’s expected income attributable to common stockholders in fiscal 2011.  The deemed dividends of $0.7 million are comprised of $600,693 related to preferred stock and $104,305 related to the warrants.

The Company believes that additional disclosure in future reports regarding the impact of this adjustment will enhance an investors understanding of the impact of the adjustments in prior periods.  In this regard, the Company proposes to include the following enhanced disclosure in its next report related to its Series A Convertible Preferred Stock in its subsequent reports filed with the SEC to better explain the impact of recording the deemed dividends in the quarter ended December 31, 2010:

The June 30, 2009 unaudited financial statements included in the Company’s Form 10-Q’s filed with the SEC on August 14, 2009 did not account for the conversion price reduction of our Series A Convertible Preferred Stock from $7.00 to $1.85 per share as a result of a June 15, 2009 offering of our securities.  Had the Company recorded the deemed dividends during the three month period ended June 30, 2009, the net loss attributable to common stockholders of $(2,907,927) would have increased by $674,681 resulting in a revised net loss of $(3,582,608), a 23% increase.  For the nine month transition period ended September 30, 2009, the net loss attributable to common stockholders of $(27,939,920) would have increased by $633,683 resulting in a revised net loss attributable to common stockholders of $(28,573,603), a 2.3% increase.  We made a determination that even if we retrospectively applied the adjustments noted above to reflect the deemed dividends to the prior periods, the net effect would be immaterial from both a quantitative and qualitative standpoint for the nine month transition period ended September 30, 2009.

If the staff requires additional supporting information regarding the Company’s analysis, please advise us.

In furtherance of the Company’s response to the staff’s May 23, 2011 comment letter on the above-referenced filings, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Lazarus Rothstein
Lazarus Rothstein, Executive Vice President and General Counsel

cc:	Dr. James (Yuejian) Wang, CEO
Andrew X. Wang, Chief Financial Officer
Sherb & Co., LLP

Annex A

List of All Intangible Rights and Other Information

Entity	Description	Acquisition Date	Expiration Date	Useful life in years	Amortization period in years	Acquisition cost (RMB)	Monthly amortization cost (RMB)	Total amortization cost as of 9/30/2010 (RMB)	Calculated net value as of 9/30/2010 (RMB)	Net value at 9/30/2010 per GL (US$))
Golden Magnesium	24.5 acres of land in Yueyan, Gu County, Shanxi Province	June, 2007	June, 2057	50	15	￥5,000,000	￥27,778	￥1,083,333	￥3,916,667	$ 580,596
Ruiming Magnesium	414,308 square feet in Shagou Village, Yangqu County, Shanxi Province	February, 2010	February, 2052	42	40	￥6,024,400	￥12,551	￥87,856	￥5,936,544	$ 883,250
Jixiang Metal	Mining rights to 51 acres located in the Yongshun Kaxi Lake Mining area.	December, 2007	Renewal in process	Renewal in process	NA	￥3,394,193	NA	NA	￥3,394,193	$ 506,740
Total										$ 1,970,585